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                                                                EXHIBIT (a)(5).2

                      SPECIAL COMMITTEE OF TRANSCONTINENTAL
                   REALTY INVESTORS, INC.'S BOARD OF DIRECTORS
                 ADVISES THAT AMERICAN REALTY INVESTORS, INC.'S
                               OFFER PRICE IS FAIR

         Dallas, Texas (November 15, 2002) - Transcontinental Realty Investors, Inc. (NYSE: TCI) announced today that the Special Committee of the Board of Directors has reviewed American Realty Investors, Inc.'s (NYSE: ARL) unsolicited tender offer for all the shares of Common Stock of Transcontinental Realty Investors, Inc. not held by American Realty Investors, Inc. or its affiliates for $17.50 per share in cash and, after taking into account the various factors described in Transcontinental Realty Investors, Inc.'s Schedule 14D-9 filed today with the Securities and Exchange Commission, has concluded that the terms and provisions of the Offer and the Offer Price of $17.50 per share in cash, are fair to the non-affiliated holders of the Transcontinental Realty Investors, Inc. Common Stock. The Special Committee and the Board of Directors of Transcontinental Realty Investors, Inc. has concluded that it does not make any recommendation to the stockholders as to whether they should tender their shares into the Offer, believing that each stockholder should review the Offer and make an independent determination based upon each individual stockholder's circumstances.

         This Press Release is neither an offer to purchase nor a solicitation of an offer to sell securities of Transcontinental Realty Investors, Inc. Stockholders are advised to make their own decisions on whether to tender their shares and accept the Offer, based on all of the available information, including the factors considered by the Special Committee. These factors are described in Transcontinental Realty Investors, Inc.'s Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and mailed to stockholders. The Special Committee urges each stockholder to read the factors considered by the Special Committee in Transcontinental Realty Investors, Inc.'s
Schedule 14D-9, as well as the Tender Offer Statement, which was filed by American Realty Investors, Inc. with the U.S. Securities and Exchange Commission on November 15, 2002, prior to making any decision regarding the Offer. The Solicitation/Recommendation Statement and the Tender Offer Statement (which includes an offer to purchase, letter of transmittal and related tender offer documents) contain important information that should be read carefully before any decision is made with respect to a tender offer. Transcontinental Realty Investors, Inc.'s stockholders are able to obtain a copy of these documents from the Purchaser's Information Agent, without charge, upon request. These documents are also made available at no charge at the SEC's website at www.sec.gov.

         Transcontinental Realty Investors, Inc. is a real estate investment company that invests in real estate and holds a diverse portfolio of equity real estate located across the United States, including office buildings, apartments, hotels, shopping centers and developed and undeveloped land. For more information concerning Transcontinental Realty Investors, Inc. and American Realty Investors, Inc., visit their websites at www.bcm-inc.com.

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Contact:          Phyllis Wolper, Director - Investor Relations
                  800-400-6407 or 469-522-4245
                  investor.relations@bcminc.com